

March 7, 2023

Michael Goss
Vice President and Controller
DuPont de Nemours, Inc.
974 Centre Road
Building 730
Wilmington, DE 19805

> **Re: DuPont de Nemours, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 15, 2023**
> **Form 8-K filed February 7, 2023**
> **File No. 001-38196**

Dear Michael Goss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 7, 2023

Exhibit 99.1
Non-GAAP Financial Measures, page 14

1. We note free cash flow is defined as cash provided by/used for operating activities less capital expenditures and excluding the impact of cash inflows/outflows that are unusual in nature and/or infrequent in occurrence. In the prior two years comparable period press releases, free cash flow was defined only as cash provided by/used for operating activities less capital expenditures. Please address the following as it relates to your measure of free cash flow and the change in definition:

    • Describe for us in further detail the change in definition that occurred, the reason for the change in definition and the consideration you have given to providing expanded disclosure describing this change. Refer to Non-GAAP Financial Measures C&DI 100.02;

- Describe for us the consideration you have given to recasting prior measures to conform to the current presentation of excluding items that are unusual in nature and/or infrequent in occurrence. Refer to Non-GAAP Financial Measures C&DI 100.02;
- Describe for us why you believe your measure of free cash flow that includes adjustments is consistent with your statement that free cash flow represents cash that is available to the Company, after investing in its asset base, to fund obligations using the Company's primary source of liquidity, cash provided by operating activities;
- Revise the label of free cash flow to include "adjusted" since you include adjustments for other transaction payments. Refer to Non-GAAP Financial Measures C&DIs 100.05 and 102.07;
- Describe for us and in your disclosure how you determine an item meets the unusual in nature and/or infrequent in occurrence threshold. In addition, compare the aforementioned to the methodology of identifying significant items included as part of Adjusted results which are items that are also "unusual [in] nature and infrequent [in] occurrence," as it relates to cash items; and
- Provide us your analysis of how you determined the other transaction payments are unusual in nature and/or infrequent in occurrence.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services